UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

14005330

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

COMMONWEALTH NEW ERA RACING, LLC
(Exact name of issuer as specified in its charter)

PENNSYLVANIA
(State or other jurisdiction of incorporation or organization)

6455 Oak View Drive
Harrisburg, PA 17112
(717) 652-5849
(Address, including zip code, and telephone number including area code of issuer's principal executive offices)

Joseph Santanna
6455 Oak View Drive
Harrisburg, PA 17112
(717) 652-5849
(Name, address, including zip code, and telephone number including area code of agent for service)

7948 (Primary Standard Industrial Classification Code Number)	20-3319559 (I.R.S. Employer Identification No.)

Total Pages: 65

PART I — NOTIFICATION

ITEM 1. Significant Parties
(a) The directors of Commonwealth New Era Racing, LLC (the "Issuer" or "Company") are as follows:

Todd Mostoller 300 Pine Street Hummelstown, PA 17036	Joseph Santanna 6455 Oak View Drive Harrisburg, PA 17112	Todd Beattie 94 Moonshine Road Jonestown, PA 17038

(b) Todd Mostoller and Joseph Santanna are co-managers. See (a) above for addresses

(c) There are no general partners

(d) record owners of 5 percent or more of any class of the Issuer's equity securities

The Company is owned equally by Todd Mostoller, Joseph Santanna and Todd Beattie, each with a 1/3 interest.

(e) beneficial owners of 5 percent or more of any class of the Issuer's equity securities - See (d) above

(f) Promoters of the Issuer: Todd Mostoller and Joseph Santanna

(g) Affiliates of the Issuer: Todd Mostoller, Joseph Santanna and Todd Beattie

(h) Counsel to the Issuer with respect to the proposed offering:

Mary Alice Busby
Mette, Evans & Woodside
3401 North Front Street
P.O. Box 5950
Harrisburg, PA 17110-0950

(i) Each underwriter with respect to the proposed offering; None

(j) Underwriter's directors: Not Applicable

(k) Underwriter's officers: Not Applicable

(l) Underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

ITEM 2. Application of Rule 262
(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales
No part of the proposed offering involves the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered
No underwriters or dealers will be involved in the Offering. The co- managers, Todd Mostoller and Joseph Santanna will promote the offering and may act as salespersons. The securities will initially be offered in Pennsylvania and may be offered in other states as the securities laws of such states are satisfied. The Company will file an amendment to this Offering Statement if it intends to offer the securities in other jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a) Within the past year, the Issuer has issued in a private placement $175,000 in limited liability units to the following persons:

Wayne Van Nostrand
Todd Mostoller
Joe Santanna
Craig Siner
Michael Tucci
Todd Beattie
Scott Fair

(b) None

(c) Section 4(2) of the Securities Act. The Issuer made no public offering of securities. The securities were sold by word of mouth to business associates of Todd Mostoller and Joseph Santanna (co-managers of the Issuer) who were aware of the risks and uncertainties involved in owning and racing thoroughbred horses. These individuals were also aware that the securities could not be sold to the public due to limitations imposed by the Issuer's operating agreement and the securities laws.

ITEM 6. Other Present or Proposed Offerings
Neither the Issuer nor any affiliate of the Issuer is currently offering or contemplating the offering of any securities in addition to those covered by this Offering Statement.

ITEM 7. Marketing Arrangements
(a) The Issuer is not offering any other securities, thus there is no arrangement to limit or restrict the sale of other securities of the same class. In addition no underwriter is involved in this offering. The Issuer is only offering limited liability company units. The units will be offered over the Internet and the officers and directors will use the contacts they have amassed during their combined over 80 years of participation in the thoroughbred racing industry as owners, trainer and holders of leadership positions within the industry.

(b) There will be no underwriter involved in the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
None

ITEM 9. Use of a Solicitation of Interest Document
Prior to the filing of this notification, the Issuer has not used a publication authorized by Rule 254.

PART II
OFFERING CIRCULAR

COMMONWEALTH NEW ERA RACING, LLC

$1,000,000
Limited Liability Company Units

6455 Oak View Drive
Harrisburg, PA 17112
Telephone (717) 652-5849

Commonwealth New Era Racing, LLC (the "Company") is offering for sale up to One Million Dollars ($1,000,000) aggregate amount of limited liability units (the "Units") in denominations of Ten Thousand Dollars ($10,000) each. Each denomination is designated herein as a "Unit." The Company will offer the Units (the "Offering") through its co-managing members, to whom no commission will be paid and over the Internet. The Company has not retained underwriters for this Offering.

INVESTING IN THE UNITS INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS OFFERING CIRCULAR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Company[1]
Per Unit	$10,000.00	-0-	$10,000.00
Total Offering	$1,000,000	-0-	$1,000,000
Total Minimum[2]	$200,000	-0-	$200,000
Total Maximum	$1,000,000	-0-	$1,000,000

The approximate date of commencement of the proposed sale to the public is May 26, 2014.

[1] The Company has not retained underwriters. No finder's fee will be paid to any person. All proceeds will go the Company; no Units are being offered for the account of current Unit holders. Expenses of the Offering will be borne by the Company.

[2] The Units are offered on a best efforts basis, with no termination date. If the Company receives at least $200,000 in subscriptions, it will continue with the Offering and establish at least one limited liability company to own one thoroughbred horse. As Funds are received for the Units, such funds will be placed in escrow for the limited period required to accumulate sufficient funds to purchase a thoroughbred as described in this Offering Circular.

Offering Circular

COMMONWEALTH NEW ERA RACING, LLC
6455 Oak View Drive
Harrisburg, PA 17112

Telephone (717) 652-5849

Dated May 1, 2014

Commonwealth New Era Racing, LLC (the "Company") has been organized as a limited liability company under the Pennsylvania Limited Liability Company Act, 15 Pa. C.S. §8901, et seq., as amended.

Only the two co-managers of the Company, Todd Mostoller and Joseph Santanna, are the authorized representatives of the Company. No other person has been authorized in connection with the offer or sale of the Units referred to herein to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation must not be relied upon.

Initially, this Circular constitutes an offer of Units only in the Commonwealth of Pennsylvania. The Units may be offered in other states as the securities laws of such states are satisfied. The Company will file an amendment to this Circular if it intends to offer the securities in other jurisdictions. Until an amendment is filed, this Circular constitutes an offer or solicitation only in the Commonwealth of Pennsylvania. This Offering is made subject to withdrawal, cancellation or modification by the Company at any time without prior notice.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS:

THIS OFFERING CIRCULAR INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS OFFERING CIRCULAR, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING FINANCIAL POSITION AND ANTICIPATED OPERATIONS OF THE LLC ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ARE DISCLOSED UNDER"A WARNING ABOUT FORWARD-LOOKING STATEMENTS" AND "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

TABLE OF CONTENTS

See Part F/S and Part III Exhibits for Financial Statements and Exhibits respectively.

Commonwealth New Era Racing, LLC

SUMMARY

This summary of the Offering of Units by Commonwealth New Era Racing, LLC, a Pennsylvania limited liability company, is qualified in its entirety by the other information appearing in this Offering Circular and the Subscription Agreement which is attached to this Circular as Appendix "A." Capitalized terms used in this Summary but not otherwise defined in this Circular shall have the meanings given in the Company's Subscription Agreement.

The Company	Commonwealth New Era Racing, LLC (the "Company") is a Pennsylvania limited liability company formed in 2006. The business of the Company and the limited liability companies that it will fund with proceeds from this Offering is to acquire thoroughbred horses, train them for racing, race them, then, if possible, sell the horses. Each limited liability company will own one horse. After a horse's racing career, the Company will attempt to sell the horse at its then current market value. The net sales proceeds and the limited liability company's existing cash will be distributed proportionately to the Unit holders. It is anticipated that each Unit holder will be given an opportunity to purchase an interest in another limited liability company which will purchase another horse.
Company Office	The Company's office is located at 6455 Oak View Drive, Harrisburg, PA 17112. The Company's telephone number is (717) 652-5849.
The Offering	The Offering consists of the sale to investors of a maximum aggregate amount of $1,000,000 of Units in denominations of $10,000. The $200,000 minimum aggregate amount of Units is approximately the amount needed for the Company to establish a limited liability company and, therefore, purchase one thoroughbred. The Company reserves the right to proceed with the Offering if it receives at least 75% ($150,000) of the approximate amount of subscriptions necessary to establish a limited liability company. In such event, the Company would contribute the additional funds ($50,000) necessary for the formation of the LLC. Except pursuant to the subscribers' limited right to withdraw from participating in the Offering, the Company does not contemplate refunding any of the subscriptions.
Price of Units	The Units will be issued in denominations of $10,000 payable at the time of subscription. This price is the same price at which the current members of the Company purchased Units in the Company.
Minimum Investment	The minimum investment in the Units is one Unit at $10,000 per Unit.
Sales Commissions	There will be no sales commissions or charges in connection with sales of the Units.

Withdrawal From Participation in Offering	Each person who accepts an offer to purchase Units hereunder shall have the right to withdraw his or her acceptance, without incurring any liability to the Company within two business days from the date of the Company's receipt of his or her signed Subscription Agreement. Notice of withdrawal must be delivered to the Company at the address set forth in this Circular.
Reports to Unit Holders	The Company shall provide quarterly financial statements and other relevant information with respect to performance of the respective LLC of which each Unit holder is a member.
Fiscal Year	December 31 of each year.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain statements that constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. When words such as "believes," "expects," "anticipates," or similar expressions are used in this Circular, these are forward-looking statements. Forward-looking statements are also statements that are not statements of historical fact. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

- A significant increase in competitive pressure in the thoroughbred horse racing industry;
- A significant increase in operating costs, including the cost of training, feed and housing of the horses;
- The inability of our horses to win races or to place sufficiently to win any amount of money;
- Changes in tax, environmental or zoning laws and regulations relating to owning, housing and racing thoroughbred horses;
- Changes in allocations to purse development funds derived from state legislative gaming acts;
- The departure from the company of any of the significant parties (Messrs. Santanna, Mostoller and Beattie); and
- The Company may be unable to successfully manage the foregoing and other risks.

If one or more of these risks or uncertainties occurs or if our underlying assumptions prove incorrect, our actual results, performance or achievements in 2014 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

For a discussion of certain additional risks related to an investment in the Units, see "Risk Factors" below.

RISK FACTORS

An investment in the Units involves a high degree of risk, and should only be made by an investor who can afford the loss of his or her entire investment. In addition to the other information contained in this Offering Circular, the following factors should be considered carefully by potential investors in evaluating an investment in the Units.

Significant Risks Inherent in the Company's Business of Horse Racing

The thoroughbred racing industry is built upon significant risk. The racing career of thoroughbred horses is generally between the second half of their two-year old year until age six or seven; the horses can continue at competitive levels until they reach age six or seven. If a horse has a successful racing career and is attractive enough to be resold, the Company and the Unit holders may recover or exceed their investment. However, if the horse's racing career is unsuccessful, the Company and Unit holders could lose all or part of their investment.

Competitive Nature of Racing

Horse racing is extremely competitive. The Company competes with national, regional, and local owners of thoroughbreds. Some of these competitors may have significantly more financial resources and operating flexibility. An inability to effectively compete may affect the Company's projected profits.

No Assurance of Profit From Operations

The Company can give no assurance that its operations will be profitable. The Company will establish a limited liability company to own each horse that it purchases. The Company estimates that it needs on average $200,000 (20 Units) for each LLC that it will form. The price of the Units is based on the estimated cost of ownership, training and managing each horse through the end of the horse's three-year old year. If the LLC managers determine to race a horse as a four-year old, additional funds may be needed and the Unit holders would be asked to contribute additional capital.

Nationally, the average annual purse earned per horse is $16,000, while the average monthly cost to keep a horse in training is $3,000. Jockey compensation is 10% of a "win purse" (first place finish) and 5% of a second or third place finish. Trainer compensation is 10% of a first, second or third place finish.

Company's Dependence on the Three Significant Parties

Success of the Company is dependent on the experience of its three significant parties, Joe Santanna, Todd Beattie and Todd Mostoller. Combined, these individuals have nearly 80 years of experience owing, training and managing race horse syndicates. While the inherent risks of the Company's business can be mitigated by the successful experiences of the three significant parties, there is no guarantee that these individuals will continue to be successful in purchasing, training and managing winning horses or that they will be able to continue to run the business.

Short History of Operations

The Company has a short history of operations by which to judge its prospects for success.

Future Financing Requirements; Financing Risk

The Company believes that the capital being raised in this Offering will be sufficient to fund its current purpose; however, there can be no guarantee that the Company will raise all of the funds that it projects it needs or that such funds will be sufficient. There can be no guarantee that after this Offering, additional capital will not be needed to finance the Company's operations (e.g., if the managers determine to race a four-year old horse).

Potential Loss of Investment

A Unit holder could lose all or substantially all of his or her investment in the LLC that the Company will form with its investment. The Units are only suitable for investors willing to accept this risk. Prospective investors should carefully consider their portfolio objectives and their need to minimize the risk of large losses in evaluating an investment in the Units.

INVESTORS ARE STRONGLY URGED TO CONSULT WITH THEIR LEGAL, FINANCIAL AND TAX ADVISORS REGARDING THE IMPACT OF AN INVESTMENT IN THE COMPANY IN LIGHT OF THEIR OWN INVESTMENT AND TAX SITUATION. NO REPRESENTATION, WARRANTY, PROMISE, ASSURANCE OR GUIDANCE IS GIVEN HEREIN OR ELSEWHERE BY THE COMPANY OR ANY PERSON WITH RESPECT TO THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

PLAN OF DISTRIBUTION

No underwriters or dealers will be involved in the Offering. The co- managers, Todd Mostoller and Joseph Santanna, will promote the Offering and may act as salespersons. By word of mouth and the Internet, the Units will initially be offered only in Pennsylvania. The Company may offer the Units in other states as those laws may permit.

There can be no assurance that all of the Units offered will be sold. As the Units are sold, the Company will form limited liability companies to own, train and manage a thoroughbred. If the Company does not receive sufficient subscriptions to form an LLC, the Company intends to contribute the balance of the funds necessary for the LLC. In its discretion, the Company may terminate the Offering thereafter.

The price of the Units offered hereby has been determined by the management of the Company and is based on the estimated cost of ownership, training and managing a thoroughbred horse through the end of the horse's three-year old year. The Offering price bears no relation to assets, net worth or actual or anticipated results of operations of the Company. Proceeds from the Offering will be invested in one or more LLCs, each of which will own, train and manage one horse. There is no public market for the Units and the Company has not made any arrangements with any securities dealers to be market makers or any other arrangements for public trading of its Units. In fact, transferability of the Units will be restricted by the operating agreement of the relevant LLC. The respective operating agreements of the limited liability companies that will be formed by the Company will be substantially similar to the operating agreement of the Company which: (i) prohibits transfer of membership units without the unanimous consent of the members, such consent may be granted, denied and/or conditioned in the sole and absolute discretion of the members; and (ii) requires any prospective member of the Company to execute such joinder and/or other agreements (in form and substance satisfactory to the Company) indicating the prospective member's acceptance of the Company's operating agreement.

This Offering is being made by the Company through its co-managers. The co-managers does not have any substantial experience in the securities business or in the sale of securities such as the Units. The co-managers of the Company will not receive any remuneration in connection with the Offering on behalf of the Company other than reimbursement of any related out-of-pocket expenses.

The Company has no arrangement with any finder, broker or dealer to offer or sell the Units.

USE OF PROCEEDS TO COMPANY

The Company anticipates that it needs on average $200,000 for each limited liability company that it will form to own a thoroughbred horse. For each $200,000 in Units that are purchased, the Company will form a limited liability company. This amount will be used as follows:

Depreciable basis of colt	$101,200
Agent Fee	4,600
Expenses of yearling sale	2,500
Tack	672
Travel, licenses, photos, videos	1,865
Training fees @ $60/day	41,736
Shipping	4,400
Veterinarian	6,720
Farrier	2,800
Medication	11,667
Management fees	4,200
Accounting/Income Tax Services	4,200
Mortality Insurance	12,140
Legal & Organizational Costs	1,300

The stated amounts represent the amounts needed for approximately 28 months of operation of a single limited liability company. The following expenses that may arise but are not included in the above table will be billed to Unit holders on a quarterly basis as they are incurred:

(i) Shipping

(ii) Veterinarian work in excess of $240 per month

(iii) Stake nomination and entry fees

(iv) Individual owner licensing fees in each racing jurisdiction

(v) Major surgery/medical/veterinarian procedures

None of the proceeds will be used to pay any indebtedness or borrowing with respect to the offering. The only asset that will be acquired by each limited liability company is a thoroughbred horse.

BUSINESS OF THE COMPANY

The Company is a Pennsylvania limited liability company, formed in 2006. The Company purchases, trains, manages and races thoroughbred horses. The business of the limited liability companies that the Company intends to form with the proceeds from the Offering will be engaged in the same business as the Company and will be managed by the same three significant parties who manage the Company: Joseph Santanna, Todd Beattie and Todd Mostoller.

During the immediate five preceding years, the Company has raced thoroughbred horses throughout the Mid-Atlantic racing circuit. This includes racing in New York, New Jersey, Delaware, Virginia, Maryland, West Virginia, and the three racetracks in Pennsylvania. During this time, the performances of horses owned by the Company were as follows:

- 21 horses under ownership won a combined $739,791 in purses
- 101 Starts
- 29 wins, 17 second, 11, third, 9 fourth, and 12 fifth place finishes
- Sale of one horse as a broodmare prospect for $110,000

Each horse races at a competitive level and at a selected racetrack to maximize the possibility of earning purses. Purses are earned in the following percentages of the total offered for each race:

- Win - 60%
- 2nd - 20%
- 3rd - 11%
- 4th - 6%
- 5th - 3%

The Company has no paid employees. The Company utilizes three independent contractors for the following services:

1. Trainer, who's paid at a "day rate" ranging from $30 - $100 per day. This rate includes all care for the horse (groom, exercise rider, feed, bedding, tack, etc.)

2. Accounting and income tax services - $200/month
3. Equine management services - $200/month

The trainer (at no additional expense to the Company) is responsible for the removal of manure and bedding in accordance with the requirements issued and enforced by the Pennsylvania Department of Environmental Protection Controlled Animal Feed Operations regulations. Pennsylvania racetracks must adhere to the same environmental regulations. Compliance with environmental regulations has no material impact on the Company's compliance burden, capital expenditures, earnings or competitive position.

Research and development activities are not a part of the of the Company's business and, in general, do not apply to horse racing.

The future financial performance of the Company and the limited liability companies that it will form will be dependent upon the racing success of the horse that is purchased. A very select team of proven experts in the evaluation of equine conformation and pedigree assist the Company in the selection and purchase of horses. It is the goal of the Company that the limited liability companies participate in the North American thoroughbred horse racing industry at the highest level.

The Company's business is very competitive; the results of the Company's previous operation are presented as a demonstration of past performance. While the Company has demonstrated its capability to be competitive and successful, continuation of these results cannot be guaranteed.

DESCRIPTION OF PROPERTY

The Company does not own nor does it need to own real property to conduct its business. As stated above, the normal arrangement for the care of a race horse is to pay a "day rate" to the trainer. The trainer for the Company, Todd Beattie, is also a significant party in the operation of the Company; listed below is a description of his training facilities. Mr. Beattie's barn is located on the premises of the Penn National Race Track in Grantville, Pennsylvania. He has owned the barn since 2001 and his barn is the only privately owned barn on the premises. Other features of Mr. Beattie's barn:

- 52 stalls located in one barn on approximately 5 acres of land
- 2 Equicisers that are completely covered from any weather element
- 6 turn-out paddocks
- the barn is the closest to the paddock and racetrack on the west side
- second largest barn on the racetrack of the 26 barns located there
- monitored by security camera system
- apartment above barn provides 24/7 security by barn superintendent
- 4 wash stalls
- access to 2 shipping vans that are state-of-art comfortable for transporting horses
- 60 ton capacity for hay/timothy/alfalfa/straw storage

- 14 fan air circulation system for comfort and air quality
- 2 racetrack-supplied manure bins that are emptied on a daily basis

The Company believes that it would be difficult to find more suitable living and training conditions than described above anywhere in the Mid-Atlantic racing circuit and perhaps at almost any racetrack in the USA.

DIRECTORS, EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES

The directors of the Company are: Todd Beattie, age 45; Todd Mostoller, age 44; and Joseph Santanna, age 64. Each has served as a director since the formation of the Company in 2006. There is no arrangement or understanding with any person pursuant to which the directors were selected or serve as directors. No director is related to any person who serves the Company in any capacity. Following is a brief description of the business experience of the directors.

Joe Santanna

Joe has owned thoroughbred race horses since 1988. During that 26 year period, horses in which he has had an ownership interest have won 24% of their races and have finished 1-2-3 in 60% of their 365 starts, winning total purses of over $1.5 million. Joe's service to the thoroughbred horse racing industry includes two 3 year terms as President of the Pennsylvania HBPA. He also held leadership positions that covered 13 years (split between Secretary-Treasurer and Chairman/President) with the National HBPA representing 30 state Affiliates and over 30,000 thoroughbred race horse owners and trainers. He has served on several industry Boards, most notably the NTRA. Now a retired CPA and College Professor, Joe is a successful horse owner, professional businessman, and well known as a result of his leadership positions in the North American thoroughbred horse racing industry.

Todd Beattie

Todd has consistently demonstrated his professional expertise as a trainer during his 30 year career. He is routinely ranked in the top 100 of the over 7,000 nationally licensed trainers. He has won 22% of his lifetime 7,000 starts and horses he has trained over the last dozen years have average annual purse earnings of $1,500,000. Todd trained Breeders Cup runner and multiple graded stakes winner Fabulous Strike. He has a keen eye for conformation and athleticism of the thoroughbred horse as well as a complete understanding of the thoroughbred breeding industry.

Todd Mostoller

Todd has managed race horse syndicates since 2006. During that period of time, horses under his management have won 25% of their races and have finished 1 - 2 - 3 in 56% of their 129 starts, winning total purses of over $800,000. Todd's service to the Pennsylvania thoroughbred horse racing is substantial in his role as the Executive Director of the Pennsylvania HBPA. As the advocate for over 3,000 owners and trainers, Todd has negotiated live racing agreements with racetrack management. He was very instrumental in securing one of the best arrangements in the USA for Pennsylvania race horse owners and trainers within the legislation that established legalized gaming at racetracks in Pennsylvania.

Todd Mostoller and Joseph Santanna serve as co-managers of the Company; the Company has no paid employees. The operations of the Company are conducted by the managers and independent contractors.

REMUNERATION OF DIRECTORS AND OFFICERS

Todd Mostoller, Joseph Santanna and Todd Beattie are directors of the Company and provide basic and necessary organizational services to the Company on an independent contractor basis. The Company has no paid employees The Company believes that Messrs. Mostoller, Santanna and Beattie possess the necessary expertise and experience to provide these services. For the calendar year 2013, they were paid for services as follows:

- Todd Mostoller, paid $16,400 for general management services.
- Joe Santanna, paid $16,400 for accounting and income tax services.
- Todd Beattie, paid $126,879 in daily trainer fees and $11,677 based upon purses earned. Mr. Beattie was reimbursed for transporting horses to racetracks in the amount of $8,371.

In 2012, Mr. Beattie was paid $103,763 for trainer services and was reimbursed $11,510 for transportation of horses to racetracks.

The Company anticipates that in 2014, the above individuals will be paid similarly to the payments made in 2013. Mr. Beattie's remuneration will vary based upon the number of Company horses under his care. The Company does not have a written agreement with Messrs. Beattie, Santanna or Mostoller to perform services for the Company. The duties and responsibilities of the managers of the Company and for the LLCs that will be formed with proceeds from the Offering are outlined in the Company's Operating Agreement, attached to the Offering Statement as Exhibit 2.2.

LEGAL PROCEEDINGS

Neither the Company, nor the Company's directors are a party to any pending or threatened litigation or administrative action which could have a material adverse effect upon the Company's business, financial conditions or operations. Nor has any party been a party to any bankruptcy or insolvency proceeding.

SECURITIES BEING OFFERED

The discussion of the Units in "Plan of Distribution" on page 7 of this Circular is incorporated by reference into this Section. The Units will be issued in denominations of $10,000 payable at the time of subscription. This price is the same price at which the current members of the Company purchased Units in the Company. Each Unit will represent approximately 5% of an LLC that the Company will form to own a thoroughbred horse. The Company intends to form an LLC with each $200,000 in aggregate subscriptions.

UNDERTAKING TO UPDATE INFORMATION

As long as the Units are offered, the Company will amend the Offering Circular to reflect any fundamental change in the information set forth herein, including any material change in the plan of distribution as described in this Offering Circular. The Company will provide Unit holders with a quarterly financial statements and other relevant information with respect to performance of the respective LLC of which the Unit holder is a member.

PART F/S

CNER Income Statements for the years ended December 31, 2012 and December 31, 2013

CNER Balance Sheet as of February 28, 2014

Income Statements for the years ended December 31, 2012 and December 31, 2013

	12/31/2012	**12/31/2013**
Purses Earned	197,189	169,544
Net Gain or (loss) on Claims	(10,174)	4,500
Other	-	1,618
Total Revenue	187,015	175,662
Expenses		
Monthly Training	103,763	126,879
Vet Medicine & Supplements	36,881	44,532
Veterinarian Services	12,168	16,242
Advertising/Promotion	388	
Website Development		1,200
Insurance	9,445	11,900
Sales Vetting expenses		918
Travel	1,500	2,162
Accounting/Tax Services	16,150	16,790
Legal Fees	435	1,750
Agent Fees	5,000	
Management Services	16,150	16,400
Farrier	6,702	9,492
Bloodstock Sales commissions		3,650
Groom Fees	1,425	959
Race Day Fees	526	2,304
Trainer 10% Fee	16,288	11,677
Shipping	11,510	8,371
Jockey Mount Fees	22,031	18,628
Tack	1,690	1,849
Photos/Videos	981	1,435
Pony Fees	771	458
Registration/Licensing/Entry	5,489	1,382
Total Expenses	269,293	298,978
Operating profit (loss)	(82,278)	(123,316)
Depreciation Expense	(153,772)	(140,814)
Net profit (loss)	(236,050)	(264,130)

Note:
Subsequent to the calendar year ended 2013, CNER has won purses in the amount of $60,000 as a result of winning "The Wide Country" Stakes race at Laure Park racetrack in Maryland. Additionally

the same horse, three-year old Taris, is scheduled to race in the Grade III stakes race - The Honeybee - at Oaklawn Park in Hot Springs, Arkansas. In the event she is victorious there, she will win an additional $90,000 in purse money. She has already been nominated to the 5/3/14 Kentucky Oaks. The aforementioned is the equivalent to the Kentucky Derby "for the girls."

CNER Balance Sheet as of February 28, 2014

Assets		
Cash		$ 75,646
Horses		
Cost	$ 269,163	
Accumulated Depreciation	(209,915)	59,248
Total Assets		$ 135,894
Equity		$ 135,894

PART III

EXHIBITS

EXHIBIT INDEX

Exhibit No.

2.1	Certificate of Organization of Commonwealth New Era Racing, LLC
2.2	Operating Agreement of Commonwealth New Era Racing, LLC
3.1	Instrument Defining the Rights of Unit Holders (incorporated by reference to Exhibit 2.2 filed herewith)
4.1	Form of Subscription Agreement
11.1	Opinion of Counsel

PART III

EXHIBITS

EXHIBIT INDEX

Exhibit No.

2.1	Certificate of Organization of Commonwealth New Era Racing, LLC
2.2	Operating Agreement of Commonwealth New Era Racing, LLC
3.1	Instrument Defining the Rights of Unit Holders (incorporated by reference to Exhibit 2.2 filed herewith)
4.1	Form of Subscription Agreement
11.1	Opinion of Counsel

EXHIBIT 2.1

Certificate of Organization

of

Commonwealth New Era Racing, LLC

COMMONWEALTH OF PENNSYLVANIA

DEPARTMENT OF STATE

APRIL 23, 2014

TO ALL WHOM THESE PRESENTS SHALL COME, GREETING:

COMMONWEALTH NEW ERA RACING, LLC

I, Carol Aichele, Secretary of the Commonwealth of Pennsylvania

do hereby certify that the foregoing and annexed is a true and correct

copy of

Certificate of Organization filed on August 8, 2005

which appear of record in this department.

IN TESTIMONY WHEREOF, I have hereunto set my hand and caused the Seal of the Secretary's Office to be affixed, the day and year above written.

Secretary of the Commonwealth

Certification Number: 11787114-1
Verify this certificate online at http://www.corporations.state.pa.us/corp/soskb/verify.asp

200508)-1225

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Entity Number
3326614

Certificate of Organization
Domestic Limited Liability Company
(15 Pa.C.S. § 8913)

Name
Justin T. Reed
Address
c/o BlumbergExcelsior, 62 White Street
City State Zip Code
New York, NY 10013

Document will be returned to the name and address you enter to the left. ⇐

Fee: $125

Filed in the Department of State on AUG 0 8 2005

Secretary of the Commonwealth

In compliance with the requirements of 15 Pa.C.S. § 8913 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. The name of the limited liability company *(designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation)*:
Commonwealth New Era Racing, LLC

2. The (a) address of the limited liability company's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

(a) Number and Street	City	State	Zip	County
6455 Oak View Drive,	Harrisburg,	PA	17112	Dauphin

(b) Name of Commercial Registered Office Provider County
c/o:

3. The name and address, including street and number, if any, of each organizer is *(all organizers must sign on page 2)*:

Name	Address
Justin T. Reed	c/o BLUMBERGEXCELSIOR, 62 WHITE STREET NEW YORK, NY 10013

DSCB:15-8913-2

4 *Strike out if inapplicable term*
A Member's interest in the company is to be evidenced by a certificate of membership interest.

5. *Strike out if inapplicable:*
[illegible]

6. The specified effective date, if any is:______________________.
month date year hour, if any

7. *Strike out if inapplicable.*

8 For additional provisions of the certificate, if any, attach an 8½ x 11 sheet.

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this

8th day of August 2005.

____
Signature

____
Signature

____
Signature

Exhibit 2.2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

Commonwealth New Era Racing, LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT, made this 8th day of August, 2005, by and between the Initial Members and all others admitted as Members pursuant to the terms hereof.

1. FORMATION

1.1 Formation. In accordance with the Act, the Members hereby organize a limited liability company for the purposes hereinafter expressed: to acquire, own, manage and race Thoroughbred horses. The Company may further engage in any lawful act or activity for which limited liability companies may be formed under the Pennsylvania Limited Liability Company Act, 15 Pa. C.S. §8901, et seq., as amended from time to time (the "Act"), including all lawful activities necessary or incidental to the foregoing.

2. MEMBERS

2.1 Names and Addresses of Members. The following are Initial Members of the Company, subject to the limitations contained herein:

(A) Todd Mostoller
(B) Joseph Santanna
(C) Todd Beattie

2.2 Additional Members. It is anticipated that additional Members will join the Company. These additional Members shall be separate and distinct legal entities, required to be formed as Pennsylvania limited liability companies, each owning as its sole asset(s) one or more Thoroughbreds. These additional Members shall be subsidiaries to the Company and the members of these subsidiaries shall not have an ownership interest in the Company. It is further anticipated that the first of these additional members shall be the Egyptian Son syndication, who shall own as its sole asset the Thoroughbred race horse, Egyptian Son. As stated above, the individual owners of Egyptian Son, or any other Thoroughbred syndication, shall not maintain an ownership interest in the Company. Only the limited liability company which owns the Thoroughbred horse(s) shall be a Member of the Company. Upon the

Egyptian Son syndication's formation of a legal entity, it (the syndication) shall be permitted to join the Company as a Member pursuant to the terms of this Agreement.

2.3 Prerequisite for Additional Members. Pursuant to Section 2.2 of this Agreement, additional Members shall be legal entities in the form of a Pennsylvania limited liability company owning as their sole asset(s) one or more Thoroughbreds. Prior to these legal entities becoming a Member of the Company, these legal entities must adopt their own operating agreement which by its own terms agrees to be bound by the terms of this Agreement. For example, the Egyptian Son syndication's legal entity, once formed, must adopt an operating agreement agreeing to be governed by this Agreement and further agreeing that the terms of this Agreement, including, but not limited to the Management provisions contained herein, shall supersede all other governance and ownership provisions contained in their own corporate documents. A Thoroughbred syndication shall not be permitted to become a Member of this Company without first adopting such an operating agreement.

2.4 Conflicting Extraneous Agreements. Pursuant to GP15.8 of this Agreement, prior to joining the Company as a Member, each prospective Member acknowledges by becoming a Member and executing this Agreement, as well as any other required agreements to be executed in order to become a Member, that the terms of this Agreement prevail over any inconsistent provision in the "Offering Memorandum," or any other prior agreement or terms, written or otherwise, which could be interpreted to mean that the purchase price of a "Unit" in the Company includes an interest in all Thoroughbreds. To the contrary, the prior document known as the "Offering Memorandum" was in reference to the ownership of the Thoroughbred horse, "Egyptian Son" only, and not ownership of this Company. It is anticipated that the owners of Egyptian Son are to form their own distinct legal entity, in the form of a limited liability company, with that separate and distinct legal entity becoming a Member of this Company. By becoming a Member of this Company, Members do not own an individual interest in any other Thoroughbreds, and instead only own an interest in the Company. It is hereby understood that each Member, excluding the Initial Members, will acquire and own, through a limited liability company, their own Thoroughbred horse(s).

3. MANAGEMENT and Operation

3.1 Management. The management of the business and affairs of the Company shall be vested in the Managers. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company, and shall not have any right or authority to act for or bind the Company. The Company may act only by actions taken by or under the direction of the Managers in accordance with this Agreement. Managers need not be Members.

3.2 Duties of Managers. The duties of the managers shall include, but shall not be limited to, (1) administering the business affairs of the Company; (2) deciding which horses or horse syndications will be purchased, or sold by the Company from time to time and in such event, the party or parties with whom the Company will deal with in such transaction, and the timing, price and other terms and conditions of any such purchase or sale; (3) engaging such veterinarians, trainers, and other professionals, with respect to the Company's operations as the Managers may deem advisable, and pay such compensation to them as the Managers may reasonably deem advisable, including, but not limited to, the granting of lifetime breeding rights; (4) arranging such mortality insurance with respect to such of the Company's Thoroughbreds as the Managers may deem advisable; and (5) providing regular reports, financial statements and tax returns to the Members.

3.3 Management of Member Companies. In executing this Agreement it is understood by the Members that the Managers appointed herein shall also be the Managers of each additional Member's limited liability company. Pursuant to this Agreement, this shall provide the Managers with complete discretion and control over the operations of the Member's companies, and all terms of this Agreement shall supersede any conflicting provisions of the operating agreements of the Members' companies. Managers shall also be managers of each Member's limited liability company, regardless of whether Managers maintain an ownership interest in the Member's limited liability company. Pursuant to the terms of this Agreement, Managers may not be removed as Managers from a Member's limited liability company, except as provided herein. Prospective Members are required to adopt and execute an operating agreement for their limited liability company reflecting the terms of this Agreement.

3.4 Authority of Managers. The Managers may act only jointly as a board. Individual Managers shall have only such authority and perform such duties as a Majority of the Managers may, from time to time, delegate in writing.

3.5 Non-Exclusive Service. The Managers need not devote services to the Company, or to the Member's limited liability company, on a substantially full-time basis and need only devote so much time to the Company's activities as the Managers determine to be necessary for the efficient conduct thereof.

3.6 Managers. The Managers of the Company shall be Todd Mostoller and Joseph Santanna. A Manager shall serve an indefinite term of office until his voluntary resignation, death, or involuntary termination as provided herein. The Members shall not have the ability or authority to involuntarily remove the Managers except in accordance with governing law for breach of his fiduciary duties.

3.7 Compensation of Managers. Managers shall not receive a management fee from the Company. In lieu of receiving such a fee from the Company, Managers shall be entitled to an annual fee of $3,600.00, from each additional member, or Member Company, who shall be a Pennsylvania limited liability company and who shall own as its sole asset(s) one or more Thoroughbred. The Managers shall also be reimbursed for all expenses incurred in managing the Company. The Managers may from time to time increase the annual fee as stated above in a reasonable amount as the Managers deem appropriate and necessary based upon the addition of Members and Thoroughbreds which shall increase the complexity and time consumption of management duties. In addition, Managers shall be entitled to one (1) lifetime breeding right on any stallion retired for syndication, excluding any breeding right or share entitled to the Managers as a Member of the Company. By becoming a Member of this Company it is understood that the Managers may acquire a lifetime breeding right on any stallion owned by a Member, regardless of a lack of ownership interest by the Managers in the stallion.

3.8 Operating Expenses. The Company shall pay all operating expenses, including organizational expenses, placement fees and any other reasonable fees performed by the Managers' personnel or others retained in connection with the operation of the Company. Operating expenses shall also include, but not be limited to, veterinarian fees, mortality insurance, board, transportation, nomination fees and purchase and sales commissions. It is anticipated that operating expenses of the Company shall increase through inflation, the addition of new Members and the addition of new Thoroughbred horses. As a result, the Managers, in their sole discretion, shall have the right to reasonably increase operating expenses, for which Members shall be required to contribute in their proportionate share of ownership in the Company.

3.9 Additional Costs. It is hereby acknowledged that the initial capital contribution of the Members will likely not cover all costs associated with the Company. All additional costs shall be billed by the Managers quarterly and shall be owed proportionately based upon percentage ownership in the Company. Any income received will be distributed quarterly based upon percentage ownership in the Company, after first making any and all necessary adjustment for capital accounts or other necessary expenses.

3.9 Appointment of Directors, Officers and Agents. The Managers may, but shall not be required to, appoint by written resolution a board of directors, officers and agents of the Company to which the Manager may delegate by written resolution whatever duties, responsibilities and authority the Managers may desire. Any director, officer or agent may be removed by the Managers at any time and for any reason by written resolution.

4. MEETINGS

4.1 Meetings. No meetings of the Members or Managers need be held. However, meetings of the Members may be called by any Member, or combination of Members, owning no less than a Fifty Percent (50%) Interest in the Company. A meeting may also be called at the sole discretion of any Manager.

4.2 Location of Meetings. Meetings of Managers and/or Members may be held at such place or places as shall be determined from time to time by the Managers.

4.3 Notice. In the event a meeting is called, it shall be done with an advance notice of three (3) business days. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise be required by law or provided for by the Certificate of Organization or this Agreement. Members shall be entitled to be present at all Member Meetings, but shall not be entitled to be present or receive notice of Manager Meetings.

5. CAPITAL CONTRIBUTIONS

5.1 Required Contributions. Each Initial Member shall be required to contribute to the Capital of the Company as follows:

(A) Todd Mostoller: $1,000.00
(B) Joseph Santanna: $1,000.00
(C) Todd Beattie: $1,000.00

5.2 Contribution of Additional Members. Each additional Member joining the Company shall be required to contribute to the Capital of the Company in the amount of $1,000.00. The Managers may from time to time alter the amount required as an initial contribution to the Capital of the Company.

6. LIMITED LIABILITY COMPANY INTEREST

6.1 Limited Liability Company Interest. The Limited Liability Company Interest of each Initial Member shall be as follows:

(A) Todd Mostoller: One Third ($1/3^{rd}$)
(B) Joseph Santanna: One Third ($1/3^{rd}$)
(C) Todd Beattie: One Third ($1/3^{rd}$)

6.2 Certificates. The Limited Liability Company Interest of each Member shall be evidenced by a Certificate to be maintained with the Company's books.

7. GENERAL PROVISIONS

7.1 Adoption. The General Provisions set forth on Exhibit "7.1" are incorporated herein and made a part hereof as if set forth in their entirety.

8. SEAL & CERTIFICATES

8.1 Seal. The seal of the Company shall be in the form of the impression affixed on the last page hereof.

8.2 Certificates. The certificates evidencing the ownership of Limited Liability Company Interests shall be in the form of the certificates attached hereof.

IN WITNESS WHEREOF, the parties hereto, with the intention of being legally bound hereby, have caused this Agreement to be signed and sealed the day and year first above written.

Company Seal

Witness	Todd Mostoller
Witness	Joseph Santanna
Witness	Todd Beattie

Exhibit "7.1"

GENERAL PROVISIONS

GP1. INTENTION & DEFINITIONS

GP1.1 Intention. It is the express intention of the Members that the Company lack the corporate characteristics of continuity of life, centralized management and free transferability of interests (as those terms are defined and utilized in Treasury Regulation §301.7701-2, as amended or any successor thereto) and, therefore, be taxed as a partnership for purposes of Federal and (subject to the provisions of 15 P.S. §8925) state taxation and not as an association taxable as a corporation. It is the further intention of the Members that this Agreement be interpreted and applied accordingly.

GP1.2 Definitions. Except to the extent expressly set forth to the contrary elsewhere in this Agreement, the following terms shall be defined as follows:

(a) Act. The Pennsylvania Limited Liability Company Act, 15 P.S. §8901, *et. seq*.

(b) Agreement. This limited liability company operating agreement, as amended.

(c) Capital. The sum of all of the money and other property contributed to the Company by its Members as reflected on the balance sheet of the Company.

(d) Capital Accounts. A separate book account established and maintained for each Member.

(e) Capital Contribution. Each initial and subsequent contribution to the Capital of the Company.

(f) Cash Flow. The excess of cash receipts from operations over cash disbursements for expenses including, but not limited to, debt service, fees, allowance for reserves and working capital.

(g) Certificate. The certificate of organization filed with the Department of State, as amended.

(h) Code. The Internal Revenue Code of 1986 as amended or any successor thereto.

(i) Company. The limited liability company the management of which is governed by this Agreement.

(j) Department of State. The Department of State of Pennsylvania.

(k) General Provisions. The terms and conditions as set forth on this Exhibit "7.1", as amended.

(l) Incompetence. With regard to a Member who is an individual person: insanity; death; bankruptcy (or the assignment for the benefit of creditors); retirement, resignation and/or expulsion of the Member; and/or any other event which, pursuant to the Act, terminates the continued membership of a Member. With regard to a Member which is a corporation, trust, limited liability company or other entity: liquidation, dissolution or other termination of its existence; bankruptcy (or the assignment for the benefit of creditors); retirement, resignation and/or expulsion; and/or any other event which, pursuant to the Act, terminates the continued membership of a Member.

(m) Initial Members. The initial signatories of this Agreement.

(n) Interest in the Company. Ownership interest in the Company determined in a manner consistent with Treasury Regulation §1.704-1(b)(3), as amended or any successor thereto

(o) Limited Liability Company Interest. A Member's share of the profits and losses of the Company and Member's right to receive distributions from the Company.

(p) Liquidating Distributions. Those distributions made as part of the winding-up of the Company subsequent to an event of dissolution.

(q) Majority of the Managers. Those Managers representing a majority of the total number of Managers.

(r) Majority of the Members. Those Members collectively owning a majority in interest in the Company, determined in a manner consistent with Revenue Procedure 94-46, as amended or any successor thereto.

(s) Members. The Initial Members and all others admitted as members in accordance with terms of this Agreement.

(t) Net Capital Contribution. For each Member, the total of the Member's initial Capital Contribution and all subsequent Capital Contributions less any previous Special or Liquidating Distributions to said Member.

(u) Special Distributions. Distributions of cash and/or property resulting from the sale, condemnation, involuntary conversion, or other disposition of any Company property (other than sales in the ordinary course of the Company's business or sales incident to the dissolution of the Company) as well as the proceeds of loans.

(v) Transfer. Any and all types of transfers including, but not limited to, any sale, conveyance, assignment, disposition, distribution, encumbrance, pledge, mortgage, hypothecation or gift.

GP2. CERTIFICATE, TERM & OFFICES

GP2.1 Certificate. The Members have caused the Certificate to be filed with the Department of State with the intention of forming a limited liability company in accordance with the Act.

GP2.2 Term. The term of the Company shall be thirty (30) years from the date of filing of the Certificate with the Department of State, unless: (a) the Company is dissolved or terminated prior to such date pursuant to this Agreement and/or the Act; and/or (b) this Agreement is amended to extend the term of the Company, but only if such amendment is consented to by all of the then (determined as of the time of such amendment) Managers.

GP2.3 Business Offices. The Company shall maintain such business offices as the Managers shall, from time to time, determine.

GP2.4 Registered Offices and Agents. The registered office of the Company in Pennsylvania shall be as set forth on the Certificate. The Company shall maintain such registered offices and agents in other jurisdictions as may be designated by the Managers, from time to time, in accordance with the laws of such jurisdictions.

GP3. PURPOSE & AUTHORITY & MANAGEMENT

GP3.1 Purpose. The purpose of the Company shall be to conduct any lawful business and to make any investments as may be determined, from time to time, by the Managers. Including, but not limited to, acquiring, owning, managing and racing Thoroughbred horses.

GP3.2 Authority. The Company shall possess and may exercise all powers, privileges and authority authorized by the Act.

GP3.3 Management.

(a) The management of the business and affairs of the Company shall be vested in the Managers. Except to the extent expressly provided for to the contrary elsewhere in this Agreement the decisions of a Majority of the Managers shall be controlling.

(b) Except as provided in Subsection (c), a Majority of the Managers (or such other percentage as may be specified as provided in Subsection (a)), may delegate the right, power and authority to take any specific action(s) to any single Manager, Member, group of Members or employee of the Company, subject to the ultimate direction, control and supervision of the Managers.

(c) Except with the consent of all of the Managers, no Member, Manager or other person may be authorized to do any act on behalf of the Company that contravenes the Certificate or this Agreement, including, but not limited to, any limitations contained therein which limits the purpose, business or affairs of the Company or the conduct thereof.

GP4. MEMBERS

GP4.1 Members. The Members shall be the initial signatories of this Agreement and all others admitted as Members in accordance with Section GP4.3 and/or 6.1.

GP4.2 Minimum Participation of Each Member. Notwithstanding any other provision of this Agreement no Member: (a) may have less than a one percent (1%) Interest in the Company; (b) shall have, in the aggregate, contributed less than one percent (1%) of the aggregate Capital Contributions of all of the Members (from the date of formation of the Company); and/or (c) have allocated to such Member less than one percent (1%) of each material item of Company income, gain, loss, deduction, or credit.

GP4.3 Admission of New Members.

(a) Consent Required. The company, with the consent of a Majority of the Managers, may admit additional Members to the Company under such terms and conditions as may be determined by a Majority of the Managers. No prospective Member shall become a Member until such prospective Member shall execute such joinder and/or other agreements (in form and substance satisfactory to the Company) indicating the prospective Member's acceptance of this Agreement. Most notably, prospective Members must agree to be managed by the Managers of this Company in accordance with the provisions contained herein, as well as execute an operating agreement for the Member's limited liability company reflecting such intention.

(b) Legal Entity of New Members. Prospective Members must maintain as their sole asset(s) one or more Thoroughbred race horses. The prospective Members must be a legal entity, owning said asset(s) in the form of a Pennsylvania Limited Liability Company.

(c) Capital Contribution. In the event any additional Members are admitted to the Company, the required contribution to the Capital of the Company of each such Member shall be as specified at the time such new Member(s) shall be admitted. The Capital Contribution shall be determined by the Managers. The foregoing shall not apply to any substituted Member who is the transferee of a Limited Liability Company Interest.

(d) Admission of Members. In the event any additional Members are admitted to the Company, the Limited Liability Company Interest of the most recently admitted Member shall be as specified at the time such new Member(s) shall be admitted and the Limited Liability Company Interest of all other Members of Company shall be proportionately reduced. The foregoing shall not apply to any substituted Member who is the transferee of a Limited Liability Company Interest.

(e) Preemptive Rights. If it shall be determined to admit additional Members in order to raise additional Capital, and a Majority of the Managers shall determine that any or all Members should be granted the right to acquire additional Limited Liability Company Interests so as to maintain their relative percentage ownership in the Company, then those Members so designated by a Majority of the Managers shall be accorded the rights to acquire such additional Limited Liability Company Interest under such terms and conditions as a Majority of the Managers shall designate. No Member shall have any preemptive or similar rights except as may be determined by a Majority of the Managers as set forth in this Subsection.

GP4.4 Liability of the Members.

(a) Third Parties. Except to the extent the Act mandates liability despite provisions to the contrary in the limited liability company operating agreement, the Members shall not be personally liable to any third party for any debt, obligation or liability of the Company.

(b) To the Company & Other Members.

(i) Each Member shall be obligated to perform all promises to contribute cash and/or property and/or to perform services, even if such Member shall be unable to make such contribution or perform such services because of death, disability or any other reason. Notwithstanding the foregoing and except as limited by the Act, any such obligation to make a contribution and/or perform services may be compromised and/or waived by a Majority of the Managers.

(ii) Every Member must account to the Company for any benefit and hold as trustee for the Company any profits derived by such Member without the consent of the other Members from any transaction connected with the organization, conduct and/or winding-up of the Company or any use by such Member of the property of the Company. This provision shall not extend to any benefit or profit resulting from any Interest such Member may have in the Company nor as provided in GP4.6.

(c) Capital Account Debit Balance. If a Member has a debit balance in the Member's Capital Account it shall be deemed a debt due the Company payable upon the earlier of the liquidation of the Member's interest in the Company or the liquidation of the Company (including a liquidation occurring as a result of a termination pursuant to §708 of the Code). Such debt shall not be recourse as to the Member and shall be limited to any amounts due said Member from the Company upon said liquidation.

GP4.5 Time Commitment & Fee.

(a) Except as provided to the contrary in this or some other agreement, no Member or Manager need devote services to the Company on a substantially full time basis. All Members and Managers need only devote so much time to the Company's activities as each such Member or Manager determines to be necessary for the efficient conduct of the business and operations of the Company.

(b) Except as provided to the contrary in this or some other agreement, no Member shall receive any fee or payment, other than that which such Member may be entitled to as a Member or Manager.

GP4.6 Dealings with Member as Nonmember. The Company may employ, appoint, contract or otherwise deal with any Member or any person or entity related to any Member or in which any Member is interested in or connected with, without any affect on the validity of such dealings (such Member or related entity to be treated as a nonmember for purposes of such dealings). To the extent permitted by law, the Company and the Members shall have no interest in the profits derived therefrom by the Member provided, however, any fees or other compensation paid to such Member or entity related to the Member shall be competitive with the fees and rates prevailing in the area concerned for the services rendered and/or reasonable business judgment must support the determination that such employment, appointment, sale, purchase or contract is beneficial to the Company.

GP5. MEETINGS OF THE MEMBERS

GP5.1 Meetings & Voting. Pursuant to Section 4.1, no meetings of the Members or Managers need be held. Meetings, however, if held shall be governed by this Article GP5.

(a) Quorum. A meeting of Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of a Majority of the Members as well as a Majority of the Managers shall constitute a quorum.

(b) Voting by Member.

(i) Member of Record. Only the Member of record or the person designated pursuant to Subsection (ii) shall have the right to vote.

(ii) Proxy.

(A) Every Member may authorize another person to act for the Member by proxy.

(B) The presence of, or vote or other action at a meeting of Members, or the expression of consent or dissent to Company action in writing, by a proxy of a Member shall constitute the presence of, or vote or action by, or written consent or dissent of the Member.

(C) Where two or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of all Limited Liability Company Interest(s) represented thereby the vote cast by a majority of them and, if a majority of the proxies cannot agree whether the Limited Liability Company Interest(s) represented shall be voted or upon the manner of voting, the voting of the Limited Liability Company Interest(s) shall be divided equally among those persons.

(D) Every proxy shall be executed in writing by the Member or by the duly authorized attorney-in-fact of the Member and filed with the Company.

(E) A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Company. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Company.

(F) An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided therein.

(c) Voting by Entities. Any entity that is a Member may vote by any of its officers or agents, or by proxy appointed by any officer or agent, unless some other person, by resolution of the board of directors, partners, members, trustees, *etc.* (as the case may be) of the entity or a provision of its governing documents, a copy of which resolution or provision certified to be correct by one of its officers or agents has been filed with the Company, is appointed its general or special proxy in which case that person shall be entitled to vote the Limited Liability Company Interest(s).

(d) Use of conference telephone and similar equipment. One or more Members may participate in a meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

GP5.3 Notice.

(a) All Members. Except as provided below, notice of every meeting of the Members shall be sent (in a manner consistent with Section GP13.1 and pursuant to Section 4.3) by the Company to each Member, no later than the third (3rd) business day prior to the day specified for such meeting, unless an earlier time for notice is mandated by the Act, in which case such notice shall be given no later than the latest time specified in the Act.

If the Company neglects or refuses to give notice of a meeting, the Member(s) calling the meeting may do so. Every such notice shall state the time and place of the meeting.

Notwithstanding the foregoing, when a meeting of Members is adjourned it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken.

Notwithstanding the foregoing, in the event any new or substituted Member is admitted to the Company between the date notice of the meeting is given to Members and the date of the meeting, such Member may, but need not be provided with notice.

(b) Waiver of notice. Whenever any written notice is required to be given, a waiver thereof in writing, signed by the Member(s) entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Furthermore, the waiver need not specify the purpose of or the business transacted at the meeting.

Attendance of a Member, either in person or by proxy, at any meeting (or execution of any consent in lieu of a meeting) shall constitute a waiver of notice of the meeting except where a Member attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

GP5.4 Determination of Members of record. The Members, as of the time of the meeting or other action, shall be the Members of record.

GP5.5 Conduct. Unless a different Member is designated as chairman prior to or at the outset of any meeting by a Majority of the Managers, at every meeting of the Members one of the Managers, to be chosen by a Majority of the Managers, shall serve as the chairman of the meeting and shall determine the rules and procedures for the conduct of same. The chairman shall appoint a Member, Manager, or other person to act as secretary.

GP5.6 Consent of Managers in lieu of meeting. Any action permitted to be taken by the Managers may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto signed by a Majority of the Managers shall be filed with the Company. Such consent need not be unanimous and shall specifically indicate thereon the dissent of any Manager or Member entitled to vote thereon. Nothing in this provision shall limit the Managers ability to act in their sole discretion, without permission of the Members, in carrying on the operations of the Company.

GP6. TRANSFER OF LIMITED LIABILITY COMPANY INTEREST

GP6.1 Transfer of Limited Liability Company Interests.

(a) No member may Transfer, in whole or in part, with or without consideration, a Limited Liability Company Interest or any right to participate in the management of the business and the affairs of the Company without: (a) the consent of all of the Managers (exclusive of the transferring Member) which such consent may be granted, denied and/or conditioned in the sole and absolute discretion of each Manager; and (b) execution of such joinder and/or other agreements as may be specified in accordance with Section GP4.3.

(b) Assignment Only. Notwithstanding any other provision of this Agreement, if a Member attempts to Transfer a Limited Liability Company Interest without the consent of all of the Managers (exclusive of the transferring Member), the Limited Liability Company Interest so Transferred shall remain subject to all of the terms and provisions of this Agreement as if it were still owned by the transferor, the transferor shall remain fully liable for all of the transferor's obligations under this Agreement with respect to the Limited Liability Company Interest so transferred, and the transferee of the Limited Liability Company Interest shall be considered only an assignee of such Limited Liability Company Interest, and as such shall only be entitled to share in profits and losses, to receive distributions, and to receive allocations of income, gain, loss, deduction and credit to the same extent that the transferor would have been so entitled. Under no circumstances shall any such transferee have any right to participate in the management of the business and the affairs of the Company or to require any information or accounting with respect to transactions of the Company. No such transferee may become a Member except as provided in Subsection (a).

GP 7. CAPITAL & CAPITAL ACCOUNTS

GP7.1 Capital Accounts.

(a) Capital Accounts shall be established, maintained and adjusted in accordance with the provisions of §704(b) of the Code and Treasury Regulation §1.704-1(b)(2) (as amended or any successor thereto) and to the extent any provision of this Agreement is inconsistent with said regulations, the said regulations shall control.

(b) Time of Credit, Debit and Adjustment.

(i) All credits to a Member's Capital Account attributable to any Capital Contribution shall be made as of the date of such contribution.

(ii) All debits to a Member's Capital Account attributable to any distribution shall be made as of the date of such distribution.

(iii) Except as provided in Subsection (iv), all credits and debits to a Member's Capital Account resulting from allocations of Company income, gain, expenditures, loss, deduction and credit for any calendar year shall be made as of the last day of that year.

(iv) If any Member's interest in the Company would be adjusted for any reasons provided for herein (including, but not limited to, the admission of a new Member of the termination of the Limited Liability Company Interest of any Member), all credits and debits to a Member's Capital Account resulting from allocations of Company income, gain, expenditures, loss, deduction and credit may be made, at the option of a Majority of the Managers, as of the day immediately prior to the day the adjustment would occur for the portion of that calendar year up to and including such date (or for the portion of that calendar year subsequent to any such prior allocation up to and including such date, if such an allocation had already occurred in said calendar year). The allocation made pursuant to this Subsection (iv) shall be referred to as a "Mid-year Allocation".

(c) Method of Mid-year Allocation. The Company may, at its election, allocate income, gain, expenditures, loss, deduction and credit for any period which is less than a full calendar year by means of an interim closing of the Company books or by computing the Members' pro-rata share of such income, gain, expenditures, loss, deduction and credit as would have been attributable to such Member had the Member remained a Member for the entire calendar year (or remained a Member for the entire calendar year with the same Limited Liability Company Interest as such Member had on the first day of such year), or by means of any combination of the foregoing methods. Furthermore, while all Mid-year Allocations made in any calendar year shall be made in the same manner, to the extent permitted by applicable Federal income tax laws, the Company may vary the manner in which Mid-Year Allocations are made from year to year.

(d) Adjustments to Capital Accounts.

(i) If the Company shall determine that there is a material difference between the aggregate values of the property of the Company as set fort on the books of the Company and the aggregate Fair Market Value of such property then, at the option of the Company, the Capital Accounts of the Members shall be adjusted, immediately before any of the triggering events specified in Subsection (ii), to reflect the Fair Market Value of the Company property in a manner consistent with

Treasury Regulation §1.704-1(b)(2)(iv)(f) (as amended or any successor thereto).

(ii) The triggering events referenced in Subsection (I) are: (A) a contribution of money and/or other property (other than a *de minimis* amount) to the Company by a new or existing Member as consideration for an interest in the Company; (B) in connection with the liquidation of the Company and/or the distribution of money and/or other property (other than a *de minimis* amount) by the Company to a retiring or continuing Member as consideration for an interest in the Company; (C) under generally accepted industry accounting principals, provided substantially all of the property of the Company (other than money) consists of stock, securities, commodities, options, warrants, futures, or similar instruments which are readily tradable on an established securities market.

(iii) In the event of an adjustment to Capital Accounts as provided in this Subsection (d), the Member's Capital Accounts are to be further adjusted in a manner consistent with Treasury Regulation §1.704-1(b)(2)(iv)(g) (as amended or any successor thereto).

GP7.2 Return of Capital Contributions. No Member shall be personally liable to any other Member for the return of any portion of the Capital Contributions of any other Member. The return of Capital Contributions shall be made solely from Company assets. No Member shall be required to pay to the Company or any other Member any deficit in the other Member's Capital Account upon dissolution or otherwise. Except as otherwise expressly provided in this Agreement, no Member shall have the right to withdraw any part of such Member's Capital Account no demand a return of any part of such Member's Capital Contribution. No Member shall have the right to demand the receipt of property other than cash with respect to a Limited Liability Company Interest.

GP7.3 No Interest. No interest shall be paid by the Company on the initial or any subsequent contributions of Capital nor upon any unwithdrawn or undistributed profits of any Member which are credited to a Member's Capital Account.

GP7.4 Loans. The Company may borrow funds from any Member in which even such sums shall not be considered a Capital Contribution and shall bear appropriate interest in any promissory note evidencing said loan. Any Member who shall loan funds to the Company shall be treated as a nonmember with regard to said loans.

GP7.5 Capital Calls. The Company may make any capital call on any Member at the sole discretion of a Majority of the Managers and otherwise require any Member to contribute cash and/or property and/or perform services. The capital call must be proportionate to a Member's interest in the Company and said capital call must be made simultaneously to all Members in proportion to their ownership interest in the Company.

GP8. ALLOCATIONS & DISTRIBUTIONS

GP8.1 General Rules for Allocation. Except as provided to the contrary in Section GP8.2 or any other provision of this Agreement, all items of Company income, gain, expense, loss, deduction and credit shall be allocated among the Members according to their Limited Liability Company Interests.

GP8.2 Special Allocation Rules.

(a) Section 704(c) Allocation. Allocations shall be made under §704(c) of the Code (relating to elimination of the difference between the value and the basis of contributed assets) to the extent required by any valid regulation promulgated pursuant to §704(c) of the Code or otherwise as reasonably specified by a Majority of the Members.

(b) Debts. Allocation of loss and deduction attributable to any debt which is recourse or nonrecourse, as defined in Treasury Regulation §1.752-1 (as amended or any successor thereto) shall be made to the Member(s) who bear the economic risk corresponding to such loss or deduction in a manner which is consistent with Treasury Regulations §1.752-2, §1.752-3, §1.704-1 and §1.704-2 (as amended or any successor thereto).

(c) Minimum Gain. Except to the extent provided in Treasury Regulation §1.704-2 (as amended, or any successor thereto), if there is a net decrease in "Company minimum gain", as defined in Treasury Regulation §1.704-2 (as amended or any successor thereto), during a calendar year, each Member must be allocated items of Company income and gain for that year (and any other year specified in said regulation) equal to that Member's share of the net decrease in Company minimum gain as provided in Treasury Regulation §1.704-2 (as amended or any successor thereto). The foregoing is intended to be a "minimum gain charge back" provision as described in Treasury Regulation §1.704-2 (as amended or any successor thereto) and shall be interpreted and applied accordingly.

(d) Qualified Income Offset. If during any calendar year of the Company any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulation §1.704-1(b), (2)(ii)(d)(4), (5) or (6) (as amended or any successor thereto), there shall be allocated to that Member items of income and gain in an amount sufficient to eliminate that Member's deficit Capital Account balance (as defined in and to the extent required by Treasury Regulation §1.704-1(b)(2) (as amended or any successor thereto)) as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulation §1.704-(b)(2)(ii)(d) (as amended or any successor thereto), and shall be interpreted and applied accordingly.

(e) Allocation in the Event of Transfer. If a Limited Liability Company Interest is transferred or assigned, there shall be allocated to each Member or transferee who held (or is treated as have held) the transferred Limited Liability Company Interest during the calendar year of Transfer or assignment the product of (i) the Company's net profits or net losses allocable to such transferred interest for such year, and (ii) a faction, the numerator of which is the number of days such Member held the transferred interest during such year and the denominator of which is the total number of days in such year; provided, however, that a Majority of the Managers may allocate such net profits or losses by closing the books of the Company. Such allocation shall be made without regard to the date, amount or recipient of any distributions which may have been made with respect to such transferred interest.

(f) Allocations in the event of Capital Account Adjustment. In the event an adjustment to Capital Accounts as provided in GP7.1(d) shall occur, then the allocations required by Treasury Regulation §1.704-1(b)(2)(iv)(f)(4) (as amended or any successor thereto) shall be made in a manner consistent with Treasury Regulation §1.704-1(b)(4)(i) (as amended or any successor thereto).

(g) Authority of Majority of the Managers to Vary Allocations to Preserve and Protect Members' Intent. It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction and credit (or item thereof) shall be determined and allocated in accordance with this Article GP8 to the fullest extent permitted by §704(b) of the Code. In order to preserve and protect the determinations and allocations provided for in this Article GP8, a Majority of the Managers may allocate income, gain, loss, deduction and credit (or item thereof) in a manner provided for in this Article GP8 would cause the determinations and allocations of each Member's distributive share of income, gain, loss deduction and credit (or item thereof) not to be permitted by §704(b) of the Code or any Treasury Regulations promulgated thereunder. Any allocation made pursuant to this Subsection (g) otherwise provided for in Article GP8 and no amendment of this Agreement shall be required.

GP8.3 Time for Allocation. All allocations of Company Income, gain, expenditures, loss, deduction and credit for any calendar year shall be made as of the last day of that year. Provided, however, that if during any such calendar year there shall occur a Mid-year Allocation, the allocations to be made pursuant to Section GP8.1 and Section GP8.2 shall be made in the same manner and at the same time(s) as each such Mid-year Allocation.

GP8.4 Ordinary Distributions.

(a) All distributions of Cash Flow, if distributed, shall be distributed to the Members according to their relative Limited Liability Company Interests.

(b) In no event may distributions be made to any Member pursuant to this Section GP8.4 unless a pro-rata distribution is made to all other Members.

GP8.5 Special Distributions. Special Distributions shall be made according to the following priority:

(a) To the Members in an amount equal to their Net Capital Contributions;

(b) To discharge the balance of the Capital Accounts of the Members (i.e., to reduce any positive accounts to zero);

(c) To the Members in accordance with their Limited Liability Company Interests.

GP8.6 Liquidating Distributions. Liquidating Distributions shall be made according to the following priority:

(a) To pay or provide for the payment of the Company's liabilities (including, but not limited to liabilities arising pursuant to 15 P.S. §§8932 & 8933), liquidating expenses and obligations;

(b) To the Members in an amount equal to the Members' Net Capital Contributions;

(c) To discharge the balance of the Capital Accounts of the Members (i.e., to reduce any positive accounts to zero);

(d) To the Members in accordance with their Limited Liability Company Interests.

GP8.7 No Preference to Distributions. Except to the extent that a preference is created as a result of the order of distribution set forth in Sections GP8.5 and/or GP8.6, and particularly GP8.9, no Member shall receive preference over any other Member with regard to any distribution from the Company.

GP8.8 No Right to Distribution. The existence of cash or other property which may be distributed does not give a Member the right to demand distribution of same and no distribution shall be made except as deemed appropriate by a Majority of the Members.

GP8.9 Member's Interest. It is understood that all Members of the Company, with the exception of the Initial Members, are or will be Pennsylvania limited liability companies, each owning as their sole asset(s) a Thoroughbred race horse(s). No proceeds and/or income from these Members' underlying limited liability companies (i.e. proceeds from purses and/or sale of Member's company's horse) shall inure to the benefit of the Company. As a result, in the event of distribution, none of these proceeds and/or income from the Member's underlying limited liability company shall be available to the Members of the Company. Each Member maintains its own limited liability company to distribute income or losses as it deems appropriate and in accordance with applicable law without any resulting benefit or burden to the Company.

GP9. COMPANY BOOKS & TAX MATTERS

GP9.1 Books & Records.

(a) Method of Accounting. The Company shall keep and maintain completed and accurate books and financial records on either the cash basis or accrual basis in accordance with generally accepted accounting principles consistently applied, as may be determined by a Majority of the Managers, and shall set aside on its books all such proper reserves as shall be required by the method of accounting determined by a Majority of the Managers.

(b) Location of Books and Records. All books and records of the Company shall be kept and maintained at such place as may be designated by a Majority of the Managers.

GP9.2 Calendar Year. The books and records of the Company shall be maintained on a calendar year basis.

GP9.3 Tax Matters.

(a) Tax Elections. Except as provided in Subsection (d), all elections with respect to Federal and state income tax matters shall be made by a Majority of the Managers.

(b) Returns. The Company shall prepare or cause to be prepared and shall file on or before the due date (as same may be extended) any Federal, state and/or local tax returns required to be filed by the Company.

(c) Tax Information. The Company shall provide each Member with all information and/or forms as may be mandated by the Code and any other applicable state or local law within the time parameters specified in said Code or such other law.

(d) Tax Matters Member. Unless a different Member is designated as such by a Majority of the Managers, the "tax matters partner" for the Company as that term is used in §6231 of the Code shall be the Manager who shall be willing to serve as such. Such Manager, acting as tax matters partner, may enter into an agreement with the Internal Revenue Service with respect to the tax treatment of any Company income, gain, expense, loss, deduction and credit and, to the extent permitted under the Code may expressly agree that such agreement shall bind the other Members of the Company. Any Manager serving as the tax matters partner may resign at any time. Any Manager serving as the tax matters partner may be removed by a Majority of the Managers at any time, and from time to time.

GP10. DISSOLUTION & TERMINATION

GP10.1 Causes of Dissolution. The Company shall dissolve upon the occurrence of any of the following events:

(a) Except as provided in Section GP10.2, the Incompetency of any Member;

(b) upon the consent of Members owning at least a sixty seven percent (67%) Interest in the Company and consent of a Majority of the Managers;

(c) thirty (30) days after the distributions of the proceeds of a cash sale of all of the Company's assets, or, if an installment sale, thirty (30) days following the distribution of the installment obligation or the proceeds of the last installment payment; or

(d) on the date specified in Section GP2.2.

GP10.2 Continuance in the Event of Incompetence. In the event of the Incompetence of a Member, the Company shall not be dissolved if all of the Members (other than the Incompetent Member) shall agree to continue the Company and its business within ninety (90) days of the Incompetent Member becoming Incompetent.

GP10.3. Liquidation. (a) Liquidation. Upon the dissolution of the Company, the Managers, or in the event the Managers do not wish to serve, the Member with the largest Limited Liability Company Interest who shall be willing to so act (or such other Member or trustee/agent as may be designated by a Majority of the Managers) shall commence to wind up the affairs of the Company and to liquidate its assets. Said Manager or Member (or trustee/agent) shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, having due regard for the activity and condition of the relevant markets and general financial and economic conditions. During the period of the dissolution of the Company and the termination of its affairs, the business of the Company shall be continued to the extent necessary to allow an orderly winding up of the Company's business. Assets shall be liquidated as promptly as possible consistent with obtaining a fair value therefor.

GP10.4 Assets Upon Liquidation. It is not expected that the Company will maintain significant assets. In lieu of the Company holding assets, the Members who are limited liability companies will own one or more Thoroughbred race horses as their sole asset(s). The assets of the Members shall not be attributable to the Company and thus shall not be utilized in the liquidation of the Company. Members shall have no interest in the assets of another Member. Upon dissolution and liquidation, each Member is entitled to no more than its own assets. In the event the Company does have assets of its own and said assets remain, after all other creditors and capital contributions have been satisfied, said assets shall pass to the Initial Members.

GP11. EXCULPATION AND INDEMNIFICATION

GP11.1 Exculpation. Except in the event of gross negligence, recklessness, willful misconduct or breach of a Member's fiduciary duties or as otherwise provided in Section GP4.4, no Member and/or Manager shall be liable, responsible or accountable in damages or otherwise to any other Member, Manager and/or the Company for any act or omission, on behalf of the Company, performed or omitted by the Member in good faith and in a manner reasonably believed by the Member or Manager to be consistent with this Agreement.

GP11.2 Indemnification by Company.

(a) General Rule. Except as otherwise provided in this Agreement, the Company hereby agrees to indemnify, defend and save each Member and Manager harmless from and against any loss, damage or expenditure incurred (or which would have been incurred but for the payment thereof by the Company pursuant hereto) by each Member or Manager, including, but not limited to, court costs and attorneys; fees, by reason of any act or omission performed or omitted by the Member or Manager in good faith and in a manner reasonably believed by the Member or Manager to be within the scope of the authority granted to the Member or Manager by this Agreement and/or related to the issuance, sale or transfer of any interest in this Company to any Member or Manager (including, but not limited to violations of the Securities Act of 1933 and other federal and/or state security laws), and not involving gross negligence, recklessness, willful misconduct, breach of the Member's or Manager's fiduciary duties and/or by reason of the Member or Manager being a Member in the Company, and such loss, damage or expenditure shall be paid or reimbursed by the Company to the extent assets are available therefor, but no Member or Manager shall have any personal liability to any other Member or Manager or to the Company on account thereof.

(b) Limitations.

(i) Insurance. The obligation(s) of indemnification provided in this Section GP11.2 shall not include an obligation to pay or reimburse any claim, cost or expense which is otherwise payable pursuant to any contract of insurance or other right of indemnification. Nothing contained herein shall be deemed to create any obligation of any nature whatsoever to any insurer and/or third party Indemnitor for reimbursement, contribution or otherwise for any sums paid which would have been subject to indemnification pursuant to this Article but for this Subsection (i).

(ii) No advance indemnification shall be made pursuant to this Section GP11.2 without the consent of a Majority of the Managers.

(iii) Fiduciaries of Employee Benefit Plans. Unless specifically authorized by a Majority of the Managers, the provisions of this Section GP11.2 shall not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be a Member.

GP12. AMENDMENT

GP12.1 Agreement. This Agreement may be amended in writing only with the consent of all of the Members and Managers.

GP12.2 Certificate. Except to the extent permitted by law for the purposes of changing the name or registered office of the Company, the Company's Certificate may not be modified or amended without the consent of all of the Members and Managers. A copy of any amended Certificate may, but need not, be provided to each Member and Manager.

GP13. NOTICES

GP13.1 All notices required to be given pursuant to this Agreement shall be given personally or be send (by: hand delivery, certified mail, return receipt requested; overnight express delivery service; telegram; telex; or telecopy) to the addresses specified by the Member or Manager and maintained with the Company records with all postage or other charges of conveyance prepaid and shall be effective upon the earlier of:

the actual receipt thereof; or second day (excluding weekends and Federal holidays) after the property sending thereof.

GP14. APPLICABLE LAW & SERVICE

GP14.1 Applicable Law.

(a) Act. The Company is established pursuant to, and its operations shall be governed by, the Act.

(b) Federal Taxation. With regard to all matters of Federal taxation, this Agreement shall be subject to and be construed under the Code as well as the regulations promulgated thereunder and to the Act to the extent applicable.

(c) General Law. With regard to issues outside the scope of the Act, this Agreement shall be subject to and shall be construed under the laws of the Commonwealth of Pennsylvania.

GP14.2 Service. Any and all service of process and any other notice in any legal action, arbitration, suite or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be effective against any party hereto if given by any means authorized in Section GP13.1. Nothing herein contained shall be deemed to affect the right of any part to serve process in any other manner if permitted by law.

GP15. MISCELLANEOUS

GP15.1 Benefit. Except as herein otherwise provided, this Agreement shall inure to the benefit of and shall be binding upon all Members and Managers (including additional and substituted Members) and their respective personal representatives, heirs, successors and assigns.

GP15.2 Context. Reference in this Agreement to the singular shall be meant to include reference to the plural and vice versa. Reference in this Agreement to the masculine gender shall be meant to include the female and neuter and vice versa.

GP15.3 Headings. The headings of any Article or Section hereof are for reference purposes only and shall not in any way affect the meaning of interpretation thereof.

GP15.4 Preamble. Any preamble to this Agreement is incorporated herein by this reference. Such preamble, however, is intended to be of an interpretational nature only and is not intended to be construed as establishing any duty, obligation or right independent of those contained in an Article or Section.

GP15.5 Exhibits. All exhibits and schedules referenced in this Agreement are incorporated herein by this reference.

GP15.6 Severability. All agreements and covenants herein contained are severable. In the event that any provision of this Agreement should be held to be unenforceable, the validity and enforceability of the remaining provisions hereof shall not be affected thereby. Any court (or arbitrator) construing this Agreement is expressly granted the authority to revise any invalid or unenforceable provision hereof in order to render same enforceable.

GP15.7 Waiver. One or more waivers of any representation, covenant, term or condition contained herein shall not be construed as a waiver of a subsequent breach of the same representation, covenant, term or condition. The consent or approval by any Member to or of the act by any other Member or the Company requiring such consent or approval shall not be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

GP15.8 Merger. This Agreement (including all exhibits, schedules and other attachments hereto and all other agreements referred to herein) incorporates and embodies the entire understanding and agreement between the parties hereto with reference to the subject matter hereof and to an of the matters hereinbefore discussed or mentioned in reference to the subject matter hereof; all prior promises, representations, agreements, understandings and arrangements thereto being herein merged, including, but not limited to the Offering Memorandum.

GP15.9 Duplicates. In the even that two or more copies of this Agreement are executed by all of the parties hereto, each executed copy shall be deemed an original, but all shall collectively constitute the same instrument.

GP15.10 Counterparts. In the event that two or more counterparts of this Agreement are executed all such counterparts shall collectively constitute the same instrument.

GP15.11 Seal. The Company may, but need not, have a seal in the form of a circle containing the name of the Company, the year of organization and such other details as may be approved by a Majority of the Managers.

GP15.12 Limited Liability Company Interest Certificates. The Company may, but need not, have and issue certificates evidencing the ownership of Limited Liability Company Interests. If the Company does have such certificates they shall be in such form as may be approved by a Majority of the Managers.

05-699/95687

Exhibit 4.1

Form of

SUBSCRIPTION AGREEMENT

This Subscription Agreement is made by and between Commonwealth New Era Racing, LLC (the "Company"), a limited liability company organized under the Pennsylvania Limited Liability Company Act, 15 Pa. C.S. §8901, et seq., as amended, and the undersigned person (the "Investor"), who is subscribing hereby for _________ limited liability company units in a limited liability company ("LLC") that the Company will form pursuant to the provisions of the Company's Offering Statement and Offering Circular dated May 1, 2014 (collectively, referred to as the "Offering Document").

The Company is offering for sale up to One Million Dollars ($1,000,000) aggregate amount of limited liability company units in denominations of Ten Thousand Dollars ($10,000). Each denomination is designated herein as a "Unit." The minimum issuance of Units in this Offering is Two Hundred Thousand Dollars ($200,000) pursuant to the terms of the Offering Document.

A. Subscription.

In consideration of the Company's agreement to sell to the Investor the Units upon the terms and conditions set forth herein and as further set forth in the Offering Document, the Investor hereby agrees and represents as follows:

1. The Investor hereby subscribes for the purchase of Units from the Company in the principal amount of _________________________ Dollars ($_________) (the "Principal Amount")), subject to a minimum subscription of Ten Thousand Dollars ($10,000). Simultaneously with the execution of this Subscription Agreement, the Investor is paying to the Company the Principal Amount in the form of a wire transfer or a check payable to the Company, which amount represents the full purchase price of the Units subscribed to by Investor. The Investor understands and acknowledges that the Company reserves the right to accept subscriptions in amounts less than $10,000 or to establish different minimums in the future.

2. Investor understands that the $200,000 minimum aggregate amount of Units set for the Offering is approximately the amount needed for the Company to establish a limited liability company and, therefore, purchase one thoroughbred horse. Each Unit represents a five (5%) interest in the LLC. The Company reserves the right to proceed with the Offering if it receives at least 75% ($150,000) of the approximate amount of subscriptions necessary to establish a limited liability company. In such event, the Company would contribute the additional funds ($50,000) necessary for the formation of the LLC.

3. Investor understands that for each $200,000 in Units purchased by Investors, the Company will establish an LLC, which will own, train and manage one horse. Each LLC will be

governed by an operating agreement which is substantially similar to the Company's operating agreement (Exhibit 2.2 to the Offering Statement). The same managers who manage the Company will manage each such LLC.

4. Investor understands that transferability of the Units will be restricted by the operating agreement of the relevant LLC. The respective operating agreements of the limited liability companies that will be formed by the Company will be substantially similar to the operating agreement of the Company which: (i) prohibits transfer of membership units without the unanimous consent of the members, such consent may be granted, denied and/or conditioned in the sole and absolute discretion of the members; and (ii) requires any prospective member to execute such joinder and/or other agreements (in form and substance satisfactory to the Company) indicating the prospective member's acceptance of the Company's operating agreement.

5. Except pursuant to Investors' limited right to withdraw from participating in the Offering without incurring any liability to the Company within two (2) business days from the date of the Company's receipt of his or her signed Subscription Agreement, this subscription is and shall be irrevocable and the Company does not contemplate refunding any of the funds received by the Company upon execution of this Subscription Agreement. Funds paid by the Investor will be available to the Company upon demand at any time by the Company upon the sale by Company of Units totaling $200,000.

6. The Investor hereby acknowledges receipt of a copy of the Offering Document, including Exhibits, and hereby specifically accepts and adopts the provisions of the Offering Document and agrees to be bound thereby upon the execution and delivery of this Agreement.

7. The Investor understands and hereby acknowledges that no federal or state agency has made any findings or determination as to the fairness of this offering for investment, nor any recommendation or endorsement of the Units.

8. The Investor understands and recognizes that an investment in the Units involves certain risks, and he or she has taken full cognizance of and understands all of the risks related to the purchase of Units, including, but not limited to, those set forth under the captions "Risk Factors" in the Offering Document.

B. Company Representations

The Company represents and warrants that:

1. Formation and Standing. The Company is duly formed and validly existing as a limited liability company under the laws of the Commonwealth of Pennsylvania and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Offering Document.

2. Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal,

valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of any agreement or other instrument to which the Company is a party or by which it is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business. The execution and delivery of this Agreement, and the consummation of the transactions contemplated thereby, will not conflict with or result in any violation of or default under any provision of the certificate of organization or operating agreement of the Company.

4. Company Liabilities; Litigation. Prior to the date hereof, the Company has not incurred any unpaid material liabilities. There is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company.

5. Disclosure. The Offering Document, when read in conjunction with this Agreement does not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

C. Miscellaneous.

1. Capitalized terms used in this Subscription Agreement, if not otherwise defined herein, shall have the respective meanings attributed to such terms in the Offering Document. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

2. Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or when sent by facsimile, e-mail, registered or certified mail, return receipt requested, addressed to the Company at the address provided in the Offering Document and to the Investor at the address provided at the end of this Company Agreement, as each party may amend from time to time, or to such other address furnished by notice given in accordance with this Paragraph.

3. Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Investor, or otherwise, or delay by the Company in exercising same, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

4. This Subscription Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the Commonwealth of Pennsylvania. This Subscription Agreement and the rights, powers, and duties set forth herein shall be binding upon the Investor, his or her heirs, estate, legal representatives, successors, and assigns, and shall inure to the benefit of the Company, its successors, and assigns. In the event that any provision of this Subscription Agreement is invalid or unenforceable under any applicable statute or rule of law,

then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

IN WITNESS WHEREOF, the Investor has executed this Agreement as of the ____day of ________________, 20___.

WITNESS:

____

____
Signature of Investor

Number of Requested Units:

____

Amount paid at a value per
Unit of $10,000.00

Investor's Name and Address
(please print or type):

____

____

____

____

Accepted by Company:

By: ________________________

____
Printed Name and Title

Date: ___________________

EXHIBIT 11.1

METTE, EVANS & WOODSIDE
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

3401 NORTH FRONT STREET
P.O. BOX 5950
HARRISBURG, PA 17110-0950

IRS NO.
23-1985005

TELEPHONE (717) 232-5000
FACSIMILE (717) 236-1816

TOLL FREE: 1-800-962-5097

HTTP://WWW.METTE.COM

HOWELL C. METTE
ROBERT MOORE
CHARLES B. ZWALLY
PETER J. RESSLER
JAMES A. ULSH
JEFFREY A. ERNICO
MARY ALICE BUSBY
KATHRYN L. SIMPSON
THOMAS F. SMIDA
PAULA J. LEICHT
TIMOTHY A. HOY
THOMAS A. ARCHER*
HENRY W. VAN ECK
MARK D. HIPP
RONALD L. FINCK
HEATHER Z. KELLY
MARK S. SILVER
BERNADETTE BARATTINI
RANDALL G. HURST**
MELANIE L. VANDERAU
AARON T. DOMOTO
BRIAN J. HINKLE
KEVIN J. HAYES

JAMES W. EVANS
1926 - 2008

* NEW JERSEY BAR
** MARYLAND BAR

May 1, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Form 1-A Regulation A Offering Statement filed by Commonwealth New Era Racing, LLC

Ladies and Gentlemen:

We have acted as counsel to Commonwealth New Era Racing, LLC (the "Company"), a limited liability company under the Pennsylvania Limited Liability Company Act, 15 Pa. C.S. §8901, et seq., as amended, in connection with its proposed issuance of up to $1,000,000 aggregate amount of limited liability company units.

We have assumed the genuineness of the signatures on and the authenticity of all documents submitted to us as originals and the conformity to original documents submitted to us as certified or photocopies. We also have relied upon the accuracy of the certificates of public officials and, as to matters of fact, of a managing member of the Company. We have also relied on Company records and have assumed the accuracy and completeness thereof. We express no opinion as to the laws of any jurisdiction other than those of the United States of America and the Commonwealth of Pennsylvania.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and validly exists under the laws of the Commonwealth of Pennsylvania.

2. The limited liability company units issued, or to be issued, have been duly authorized and upon issuance will be validly issued, fully paid and nonassessable.

Very truly yours,

METTE, EVANS & WOODSIDE

Mary Alice Busby

Mary Alice Busby

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Harrisburg, Commonwealth of Pennsylvania, on May 1, 2014.

COMMONWEALTH NEW ERA RACING, LLC

By Joseph Santanna, Manager

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
Joseph Santanna	Manager and Director	May 1, 2014
Todd Mostoller	Manager and Director	May 1, 2014
Todd Beattie	Director	May 1, 2014